Exhibit 99.1

Medigus Received European Patent Notice Allowance for ScoutCam

Irrigation System Technology

OMER, Israel, April 23, 2019 – Medigus Ltd. (NASDAQ: MDGS) (TASE: MDGS), a medical device company developing minimally invasive endo-surgical tools and an innovator in direct visualization technology, announced today that it has received a notice for patent allowance from the European Patent for its innovative ScoutCam irrigation system.

The European patent application number is 13767441.2 and it is titled INTEGRATED ENDOSCOPE IRRIGATION. The patent is valid until 2033.

The patent refers to the ability to irrigate the endoscope’s camera with fluids (such as water), without using a dedicated tube. This technology enables reducing the endoscope’s diameter. Alternatively, the technology will allow a wider working channel for surgical tools.

Prof. Benad Goldwasser, Medigus Chairman of the Board said, “We are excited to receive this patent that will allow us to offer potential partners interested in jointly developing medical endoscopes to decrease the diameter of the endoscope or alternatively widen the working channel for surgical tools by providing them in addition to the smallest cameras in the world, to forfeit on the need for a designated irrigation channel.”

This technology is used in the micro ScoutCam™ portfolio of products, and includes a range of video cameras with small diameter heads that use CMOS (complementary metal oxide semiconductor) based sensors.

Micro ScoutCam™ 8.0 HD, the world’s smallest HD camera and illumination solution, has been incorporated by the National Aeronautics and Space Administration (NASA) into its Visual Inspection Poseable Invertebrate Robot 2 (VIPIR2). VIPIR2, a robotic, multi-capability inspection tool being used as part of NASA’s Robotic Refueling Mission 3 (RRM3), was launched into space on December 5, 2018.

Medigus holds existing patents for its micro ScoutCam™ technologies as well as for MUSE™ System, its medical device which enables physicians to perform incisionless, transoral fundoplication procedures to treat Gastro-Esophageal Reflux Disease (GERD).

About the micro ScoutCam™ Portfolio

ScoutCam specializes in developing highly innovative imaging solutions. An expert in micro-endoscopic devices, ScoutCam has developed a range of micro CMOS (complementary metal-oxide semiconductor) video cameras, including the micro ScoutCam™ 1.2, which to the best of the company’s knowledge, is the smallest in the world. These proprietary patent-protected cameras are highly resistant to extreme environmental conditions such as temperature, radiation, vibrations, vacuum, etc. They can have long cables or wireless transmission. Therefore, they are highly valuable to companies in the aerospace, industrial and defense spaces as well as for medical applications. Based on its proprietary technologies, ScoutCam designs and manufactures complete imaging solutions including additional components necessary for partner companies, including major players in the medical and industrial fields. All micro ScoutCam™ cameras are manufactured at the Medigus facilities, in a controlled environment which is compliant with ISO 7 per the ISO 14644-1 Standard and ISO13485 Quality Management System. The company is committed to providing integrated solutions to meet all of its customers imaging needs.

About Medigus

Medigus is the pioneer developer of the MUSE™ system, an FDA cleared and CE marked endoscopic device to perform Transoral Fundoplication (TF) for the treatment of GERD (gastroesophageal reflux disease), one of the most common chronic conditions in the world. In 2016, the CMS established the Category I CPT® Code of 43210 for TF procedures, such as the ones performed with MUSE, which establishes reimbursement values for physicians and hospitals. Medigus is also in the process of obtaining regulatory clearance in China.

As an expert in micro-endoscopic devices, Medigus developed the Micro ScoutCam™ portfolio, which consists of a variety of micro CMOS and CCD video cameras, and includes Micro ScoutCam™ 1.2, which, to the best of the company’s knowledge, is the smallest camera in the world. Micro ScoutCam technology features optic and illumination solutions, micro sensors and high-end DSP video processors that can be tailored for both medical and industrial applications. Customization and seamless integration is at the forefront of the micro ScoutCam™ portfolio’s design. All Micro ScoutCam™ cameras are manufactured at the Medigus facilities, in a controlled environment which is compliant with ISO 7 per the ISO 14644-1 Standard and ISO13485 Quality Management System.

Medigus is traded on the Nasdaq Capital Market and the TASE (Tel Aviv Stock Exchange). To learn more about the company’s advanced technology, please visit www.medigus.com.

Cautionary Note Regarding Forward Looking Statements

This press release may contain statements that are “Forward-Looking Statements,” which are based upon the current estimates, assumptions and expectations of the company’s management and its knowledge of the relevant market. The company has tried, where possible, to identify such information and statements by using words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward-looking statements contain these identifying words. These forward-looking statements represent Medigus’ expectations or beliefs concerning future events, and it is possible that the results described in this press release will not be achieved. By their nature, Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause future results of the company’s activity to differ significantly from the content and implications of such statements. Other risk factors affecting the company are discussed in detail in the Company’s filings with the Securities and Exchange Commission. Forward-Looking Statements are pertinent only as of the date on which they are made, and the company undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future developments or otherwise. Neither the company nor its shareholders, officers and employees, shall be liable for any action and the results of any action taken by any person based on the information contained herein, including without limitation the purchase or sale of company securities. Nothing in this press release should be deemed to be medical or other advice of any kind.

Contact (for media only):

Tatiana Yosef

Chief Financial Officer

+972-8-6466-880

ir@medigus.com